===============================================================================
                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13D


                        Under the Securities Exchange Act of 1934*

                                  (Amendment No. 1)


                                  KEY3MEDIA GROUP, INC.
                     ------------------------------------------------
                                    (Name of Issuer)

                         Common Stock, Par Value $0.01 per share
                     ------------------------------------------------
                              (Title of Class of Securities)

                                       49326R104
                     ------------------------------------------------
                                     (CUSIP Number)


                                    George F. Hamel, Jr.
                                     ValueAct Capital
                              One Maritime Plaza, Suite 1400
                                 San Francisco, CA 94111
                                     (415) 362-3700
                    ------------------------------------------------
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                    November 27, 2001
                    ------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




===============================================================================

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 2 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,954,054**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,954,054**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,954,054**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See items 2 and 5.

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 3 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         401,829**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        401,829**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     401,829**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 4 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         148,622**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        148,622**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     148,622**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 5 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    VA Partners, L.L.C.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,504,505**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,504,505**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,504,505**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 6 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jeffrey W. Ubben
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,504,505**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,504,505**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,504,505**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 7 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    George F. Hamel, Jr.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,504,505**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,504,505**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,504,505**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 8 of 12
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Peter H. Kamin
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,504,505**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,504,505**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,504,505**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                              SCHEDULE 13D

	This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 7, 2001 by ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd., VA Partners, L.L.C., George F. Hamel, Jr., Jeffrey W. Ubben and Peter H. Kamin (the "Schedule 13D").

	This Amendment No. 1 relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Key3Media Group, Inc., a Delaware corporation (the "Issuer") and corrects certain statements concerning the number of shares of Common Stock into which the Series B Preferred Stock, as defined in Item 5, was convertible as of December 7, 2001. Information contained in the Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

	Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

	(a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

	ValueAct Partners is the beneficial owner of 900,000 shares of Common Stock and 900,000 shares of the Issuer's Series B 5.5% Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"), which, as described below in
Item 6, is convertible into approximately 4,054,054 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct Partners is the beneficial owner of approximately 4,954,054 shares of Common Stock, representing approximately
6.9% of the Issuer's outstanding Common Stock.   ValueAct Partners II is the
beneficial owner of 73,000 shares of Common Stock and 73,000 shares of Series B Preferred Stock, which is convertible into approximately 328,829 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct Partners II is the beneficial owner of approximately 401,829 shares of Common Stock, representing approximately 0.6% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 27,000 shares of Common Stock and 27,000 shares of Series B Preferred Stock, which is convertible into 121,622 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct International is the beneficial owner of approximately 148,622 shares of Common Stock, representing approximately 0.2% of the Issuer's outstanding Common Stock. Assuming the conversion of all the Series B

Preferred Stock described above, each of VA Partners, Mr. Kamin, Mr.
Ubben and Mr. Hamel may be deemed the beneficial owner of an aggregate of approximately 5,504,505 shares of the Issuer's Common Stock, representing approximately 7.7% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 68,099,575 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2001.

(c) Pursuant to a Stock Purchase Agreement, dated November 21, 2001 (the "Key3Media Stock Purchase Agreement"), between the Issuer and ValueAct Partners, ValueAct Partners II and ValueAct International, the Company agreed to issue to ValueAct Partners, ValueAct Partners II and ValueAct International an aggregate of 1,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $25,000,000 or $25 per share. The Key3Media Stock Purchase Agreement is filed as Exhibit 2 hereto. Pursuant to a Stock Purchase Agreement dated November 21, 2001 between SOFTBANK America, Inc. and ValueAct Partners, ValueAct Partners II and ValueAct International, SOFTBANK America Inc. sold to and ValueAct Partners,ValueAct Partners II and ValueAct International 1,000,000 shares of the Issuer's Common Stock for an aggregate price of $3,375,000, or $3.375 per share. Such Stock Purchase Agreement is filed as Exhibit 3 hereto.

	(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

	Pursuant to the Key3Media Stock Purchase Agreement, if any class of equity Holders other than the Common Stock is entitled to vote as a separate class of stockholders to elect one or more members of the Board of Directors of the Issuer (the "Board of Directors"), the Issuer shall use commercially reasonable efforts to cause the Board of Directors, as promptly as practicable, to increase the size of the Board of Directors, elect to the Board of Directors or, if any such election requires a vote of the stockholders of the Issuer, nominate, recommend and solicit proxies for election to the Board of Directors one or more persons designated by ValueAct Partners, ValueAct Partners II and ValueAct International, voting as a separate class, such that the aggregate number of directors of the Issuer designated by such entities shall be the number of directors of the Issuer elected by the class of equity holders referred to above times the ratio of the aggregate voting power held by such entities over the aggregate voting power held by such class of equity holders, rounded up to the next unit. The Reporting Persons also received the right to have one representative (the "Representative") attend all meetings of the Board of Directors. The Issuer is obligated to give notice to the Representative of all special and regular meetings of the Board of Directors at the same time notice is given to the Board of Directors, and to provide the Representative with all information provided to the Board of Directors at the same time that the Board of Directors receives same. If the Board of Directors is to take any action by written consent, the Issuer will also provide the Representative with copies of such consent at the same time such consent and information are delivered to the Board of Directors. The foregoing is not a complete summary of all the provisions of the Key3Media Stock Purchase Agreement. Reference is made to the Key3Media Stock Purchase Agreement filed as Exhibit 2 hereto, which is incorporated herein by reference.

	Certain provisions of the Certificate of Designations of the Series B Preferred Stock (the "Certificate of Designations") are summarized below, but the summary is not a complete description of all the provisions of the Certificate Of Designations. Reference is made to the Certificate of Designations filed as Exhibit 4 hereto, which is incorporated herein by reference.

	The Series B Preferred Stock is convertible at any time at the option of the holder into Common Stock for a number of shares determined in accordance with the Certificate of Designations. Assuming conversion on December 7, 2001, the 1,000,000 shares of Series B Preferred Stock would be convertible into approximately 4,504,505 shares of Common Stock.

	The Series B Preferred Stock will be mandatorily converted on November 27, 2011, into a number of shares of Common Stock based on a ratio the numerator of which is the liquidation preference on such date (subject to certain adjustments) and the denominator of which will be the lower of the conversion price on such date or the closing price of the Common Stock on such date. At the option of the Issuer, shares of Series B Preferred Stock may be converted at any time after the volume-weighted average closing price of the Common Stock for any 60 consecutive trading days equals or exceeds
150% of the then current conversion price, into a number of shares of Common Stock equal to the liquidation preference on such date (subject to certain adjustments) divided by the conversion price on the conversion date. If certain specified sale transactions occur, for 5 years following the consummation of such a sale transaction, the holders of Series B Preferred Stock will have the right to convert their shares of Series B Preferred
Stock into a number of shares of Common Stock equal to the liquidation preference on the date the conversion becomes effective (subject to certain adjustments) divided by the lower of (i) the conversion price (as of the date the conversion becomes effective) and (ii) 95% of the current market price (as defined in the Certificate of Designations) as of the business day prior to the day the sale transaction is consummated.

	Dividends at a rate of 5.5% per annum on the liquidation preference are Payable quarterly. At the option of the Issuer, dividends on the Series B Preferred Stock may be paid in cash or may accrete as additional liquidation preference. In addition, the holders of Series B Preferred Stock participate ratably in any dividends paid on the Company's Common Stock on an as-converted basis. Upon liquidation or dissolution of the Issuer, the holders of Series B Preferred Stock are entitled to receive the liquidation preference then in effect and all accrued dividends.

	The Series B Preferred Stock may be redeemed by the Issuer at any time and from time to time, starting on November 27, 2004. Such redemption will be made at a premium over liquidation preference and the accrued dividends if it occurs before November 27, 2008.

	The Series B Preferred Stock votes together with the Common Stock on all matters. In addition, the Series B Preferred Stock votes as a separate class on any amendment of the certificate of incorporation of the Issuer that would (i) adversely affect the rights of the holders of shares of Series B Preferred Stock, (ii) authorize the creation or increase the authorized amount of any capital stock ranking pari passu or senior to the Series B Preferred Stock or (iii) change the authorized number of shares of Series B Preferred Stock or the Issuer's Series A Preferred Stock.

	Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described thereunder.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                 ValueAct Capital Partners, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By: /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  January 14, 2002          George F. Hamel, Jr., Managing Member


                                 ValueAct Capital Partners II, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:  /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  January 14, 2002          George F. Hamel, Jr., Managing Member


                                 ValueAct Capital International, Ltd., by
                                 VA Partners, L.L.C., its investment manager

                                 By:  /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  January 14, 2002          George F. Hamel, Jr., Managing Member


                                 VA Partners, L.L.C.

                                 By:  /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  January 14, 2002          George F. Hamel, Jr., Managing Member


                                 By:  /s/ Jeffrey W. Ubben
                                    --------------------------------------
Dated:  January 14, 2002          Jeffrey W. Ubben


                                 By:  /s/   George F. Hamel, Jr.
                                     --------------------------------------
Dated:  January 14, 2002          George F. Hamel, Jr.


                                 By:  /s/ Peter H. Kamin
                                    --------------------------------------
Dated:  January 14, 2002          Peter H. Kamin, Managing Member